rYojbaba

RYOJBABA CO., LTD.
4-3-1, OHASHI
MINAMI-KU, FUKUOKA-SHI
FUKUOKA, 815-0033 JAPAN

SCAN TO
VIEW MATERIALS & VOTE

Votes submitted electronically or by mail must be received by 11:59 p.m. on Tuesday, March 24, 2026 (Eastern Time) / 12:59 p.m. on Wednesday, March 25, 2026 (Japanese Standard Time)

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** **or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/RYOJ2026**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V84289-P40095

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

RYOJBABA CO., LTD.

Proposals – The Board of Directors recommend a Vote FOR all the nominees in Proposal 4 and 5, and FOR all the other Proposals.
If both online voting and return of the Proxy Card are conducted, the one received last will be considered valid expression of intent.
If you vote more than once via the internet, only your most recent vote will be considered valid.
If you do not indicate either approval or disapproval of a proposal on the Proxy Card, your vote will be counted as in favor of that proposal.

		For	Against	Abstain
1.	Approval of the Non-Consolidated Financial Statements for the 11th Fiscal Year (January 1, 2025 to December 31, 2025)	☐	☐	☐
2.	Partial Amendment to the Articles of Incorporation	☐	☐	☐
3.	Reduction in the Amount of Capital	☐	☐	☐
4.	Election of Three (3) Directors			
	4a. Ryoji Baba	☐	☐	☐
	4b. Takayuki Nakano	☐	☐	☐
	4c. Hiroyuki Oishi	☐	☐	☐
5.	Election of Two (2) Corporate Auditors			
	5a. Takeharu Kato	☐	☐	☐
	5b. Yoshiro Imamura	☐	☐	☐
6.	Amendment to the Terms of the Second Series Stock Acquisition Rights	☐	☐	☐

Please sign this proxy exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, administrator, trustee or guardian, please give full title as such. The signer hereby revokes all proxies heretofore given by the signer to vote at said meeting or any adjournments or postponements thereof.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Proxy Materials are available at www.proxyvote.com.

V84290-P40095

RYOJBABA CO., LTD.
ANNUAL MEETING OF SHAREHOLDERS
Friday, March 27, 2026 at 10:00 a.m. Japanese Standard Time/
Thursday, March 26, 2026 at 9:00 p.m. Eastern Time
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) Ryoji Baba, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of RYOJBABA CO., LTD. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held on Friday, March 27, 2026 at 10:00 a.m. Japanese Standard Time / Thursday, March 26, 2026 at 9:00 p.m. Eastern Time, at Conference Room, 3rd Floor, 4-3-5, Ohashi, Minami-Ku, Fukuoka-Shi, Fukuoka, 815-0033, Japan, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side